June 22, 2012

By EDGAR and Overnight Delivery

Kathryn McHale, Esq.

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	New Peoples Bankshares, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on May 18, 2012
File No. 333-180456
Form 10-K for the Year Ended December 31, 2011
Filed on March 1, 2012
File No. 000-33411

Dear Ms. McHale:

In response to the comments set forth in your letter dated May 29, 2012 with regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) and the above-referenced Form 10-K (“Form 10-K”) of New Peoples Bankshares, Inc. (the “Company”), we submit on behalf of the Company the following supplemental responses and summary of revisions in the Company’s Amendment No. 2 to Registration Statement on Form S-1(“Amendment No. 2”), which the Company is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery three copies of Amendment No. 2 marked to show changes made from Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 2.

Registration Statement on Form S-1

Cover Page

1.	We note your response to comment 3 of our letter dated April 25, 2012. Please revise your disclosure to separately state, in addition to the aggregate amounts, how many shares will be issued pursuant to the conversion of the loans and how many shares will be issued in exchange for accrued interest.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

June 22, 2012

In response to the Staff’s comment, as indicated by the number 1 in the margin of Amendment No. 2, the Company has disclosed and separately stated the number of shares that will be issued pursuant to the conversion of the loans and the number of shares that will be issued in exchange for accrued interest.

Questions and Answers Relating to the Offering

How can eligible shareholders minimize the dilution of their ownership interest in the company?, page 3

2.	We note your revised disclosure in response to comment 4 of our letter dated April 25, 2012. In this section, please include a discussion that clearly explains the amounts that shareholders will be diluted, assuming the minimum and maximum number of shares are sold in the rights offering. Please remove the tables form this section and include the information required by Item 506 of Regulation S-K under a separate section entitled “Dilution” in the registration statement.

In response to the Staff’s comment, as indicated by the number 2 in the margin of Amendment No. 2, the Company has (i) revised the disclosure in the referenced section to include a discussion that explains the amounts that shareholders will be diluted assuming the minimum and maximum number of shares are sold in the rights offering, and (ii) removed the tables from such section and included the information required by Item 506 of Regulation S-K under a separate section entitled “Dilution.”

Prospectus Summary, page 10

3.	We note the added disclosure on page 10 that you have fallen below the minimum capital requirement for regulatory well-capitalized status; however, you appear to have included contradictory disclosure in the risk factor on page 24 and in the last paragraph of the Use of Proceeds section. Please revise your disclosure to be consistent.

In response to the Staff’s comment, as indicated by the number 3 in the margin of Amendment No. 2, the Company has revised the referenced disclosure to be consistent throughout Amendment No. 2.

Supervisory Actions, page 15

4.

We note your response to comment 11 of our letter dated April 25, 2012 that the minimum number of shares to be sold in the offering is intended to raise sufficient capital to enable compliance with the approved capital plan. Please revise your disclosure throughout the registration statement, including on the cover page and in the question and answer section, to clearly state that the offering is being conducted in order to comply with the capital plan.

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

June 22, 2012

In addition, please add a section in Risk Factors that discusses the risks to shareholders if the minimum number of shares are not sold and if you are unable to raise sufficient capital to bring you into compliance with the capital plan.

In response to the Staff’s comment, as indicated by the number 4 in the margin of Amendment No. 2, the Company has revised disclosure throughout Amendment No. 2 to clearly state that the offering is being conducted in order to comply with the capital plan. The Company has also included a separate risk factor discussing the risks to shareholders if the minimum number of shares are not sold and if the Company is not able to raise sufficient capital to bring it into compliance with the capital plan.

Exhibit Index

5.	Please change exhibit 10.6 to refer to the agreement by its title “Separation Agreement and Release” rather than “Letter Agreement.”

The Staff’s comment is noted, and requested revision has been made on the exhibit list as indicated by the number 5 in the margin of Amendment No. 2.

Form 10-K for the Year Ended December 31, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 77

6.	We note your response to comment 24 of our letter dated April 25, 2012 that no salary increases for named executive officers have been awarded since the end of 2010; however, those increase to salaries in your latest reporting period (2011) come in the midst of your financial difficulties. Please tell us the peer group the committee used to determine the increases were warranted and explain which banks in the peer group are experiencing similar financial hardship. We note also that you increased compensation as a reward for the extra efforts to take certain actions. Please present the staff with the committee’s view as to the success of the efforts you describe.

The Staff’s comment is noted. The Company’s Compensation Committee used the data contained in the Virginia Bankers Association’s 2010 Compensation Survey (the “2010 Survey”) in setting 2011 compensation. The peer group that the Compensation Committee selected out of the 2010 Survey consisted of 13 participating Virginia financial institutions with total assets greater than $600 million. The members of the peer group are set forth below, and the four financial institutions under a formal written agreement in addition to the Company are identified by asterisk.

American National Bankshares Inc.

C&F Financial Corporation

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

June 22, 2012

Commonwealth Bankshares, Inc.*

Eastern Virginia Bankshares, Inc.*

First Bancorp, Inc.

Franklin Financial Corporation

Highlands Bankshares, Inc.*

Middleburg Financial Corporation

Monarch Financial Corporation

National Bankshares, Inc.

New Peoples Bankshares, Inc.*

Valley Financial Corporation*

Virginia Commerce Bancorp, Inc.

The Company wishes to bring to the Staff’s attention that although there was an increase in named executive officer compensation during 2011, the respective salaries of the Company’s chief executive officer, chief operating officer and chief financial officer were significantly below the median salary level for each position in the identified peer group set forth in the 2010 Survey. Furthermore, as indicated in the 2010 Survey, additional compensation elements were provided to executive officers in the identified peer group through deferred compensation and other compensatory arrangements that the above-referenced officers do not receive, other than the chief operating officer. The chief credit officer was hired during 2011 and his salary is based on peer data as well. None of the Company’s named executive officers have received a salary increase in 2012.

During 2011 and year-to-date 2012, the executive management team has met the Compensation Committee’s expectations by successfully developing and adhering to a newly-initiated strategic and capital plan; complying with the formal written regulatory agreement; reorganizing the credit function of the organization to stabilize and remedy asset quality issues; significantly improving liquidity levels and plans; and maintaining a status of “well capitalized” at the bank level during a period of excessive charge-offs and foreclosed property write-downs. The Compensation Committee is pleased with management’s progress of making the necessary changes to correct deficiencies at a troubled bank and adhering to the long-term strategic goals of the Company, while dealing with the challenges posed by an extensively long-term economic downturn and regulatory pressure.

Exhibits

7.	Please file the loan agreements between the company and the two directors, including any amendments.

The Staff’s comment is noted. The loan agreements were previously filed by the Company as exhibits 99.1 and 99.2 to a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2011. As indicated by the number 7 in the margin of Amendment

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

June 22, 2012

No. 2, the Company has identified such loan agreements as exhibits 10.9 and 10.10 on the exhibit list in Amendment No. 2, and has incorporated them into Amendment No. 2 by reference to such Form 8-K.

* * *

Please contact me at (804) 343-4079 or Doug Densmore at (540) 510-3024 should you require further information or if you have any questions.

Very truly yours,

/s/ Scott H. Richter
Scott H. Richter

Enclosures

cc:	Erin Purnell, Esq.
Mr. C. Todd Asbury
Douglas W. Densmore, Esq.